Filed by Mesa Air Group, Inc.
              Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rules 14a-12 and 14d-2 of the Securities Exchange
                                   Act of 1934

             Subject Company: Atlantic Coast Airlines Holdings, Inc.
                           Commission File No: 0-21976


The following is the transcript of a conference call on October 7, 2003 regarding the proposed merger between Mesa Air Group, Inc. ("Mesa") and Atlantic Coast Airlines Holdings, Inc. which is available in audio format on Mesa's website.

                         MESA AIR GROUP CONFERENCE CALL
                                   10/07/2003

Operator: Good morning and thank you for dialing into the MESA Air Group Conference Call. With us on the phone we have Jonathan Ornstein Chairman and Chief Executive Officer. We have Michael Lotz, President and Chief Operating Officer, Peter Murnane, Executive Vice President and Chief Financial Officer, and Brian Gillman, Vice President and General Council of MESA Air. Following a brief presentation by MESA Air Group, there will be an opportunity for questions. At that time you may place yourself in the queue for questions by simply pressing the star key followed by the number 1 on your touchtone telephone. I would also like to remind you that this call is being recorded. I would now like to turn the call over to Jonathan Ornstein, Chairman and Chief Operating Officer. Please go ahead Sir.

JONATHAN Ornstein: Hello everybody and thank you very much for your patience. We have quite a few people on the call and we wanted to give everybody an opportunity to get on. We appreciate you taking time out of your busy day to uh hear our story and our interest in Atlantic Coast and give you an explanation as to why we are pursuing this transaction. First though a word from our lawyers. Forward Looking Statement: This presentation contains various forward looking statements that are based on management beliefs as well as assumptions made by an information currently available to management. Although MESA Air Group believes that the expectation reflect in such forward looking statements are readable, can have no assurance of such expectations will prove to have been correct. Such statements subject to certain risk, uncertainties and assumptions. Should one of more of these risk or concerns is materialized or should underlying assumptions prove incorrect, actual results may vary materially from those anticipate as estimated, projected or expected. The Company does not intend to update these next (Inaudible) Security and Exchange Commission.

With that, I'd like to begin and talk to you about what we think is a very exciting opportunity for both MESA Airlines and Atlantic Coast. Talk to you about the transaction and what we're proposing and what we think the potential benefits are to all parties. Uh, in page one of our slideshow, which is available on our MESA website, uh why we are here today. Uh this is a transaction that has come to fruition rather quickly. We've always had thought about the possibility of consolidation in the industry. We never knew, quite frankly, what was going to trigger it. But at this point and time uh, this is how we viewed it. Atlantic Coast is an attractive franchise, providing regional aircraft service United and Delta. We're going to go into a lot more detail as to why we find that business model attractive, but it is something that we have always viewed. Atlantic Coast having done an excellent job and really provided terrific results for its shareholders over the years. Atlantic Coast has announced an intensive embatten its successful regional airline model in favor of recreating itself as a low fair carrier. We're going to talk a little more about that and what we think the prospect for that will be.

MESA, after completing the merger, aims to reaffirm Atlantic Coast committment to long term Co-Chair relationships with major airlines serving up networks. We continue to firmly believe in this model. We're going to show you why we think of the long term. Uh this model works in the interest of all the constituents, including the shareholders, the customers and the employee as well. We believe that both sets of shareholders will benefit from consistent earnings growth derived from the continuation of MESA and Atlantic Coast core. business, and we see the new combined entity will become the leading regional airline and as we will explain in the call, we believe that there are significant synergies that we will be able to define and create as a result of this combination.

On the next slide, you see the focus on our core business creates value. I think it's very self-evident at this point that soon after uh--soon after--but merely after Atlantic Coast announced it's failure to reach an agreement with United, there's been a tremendous divergence in the relative stock value. That was further enhanced when Atlantic Coast announced that it had changed its strategy and was going to move forward in the low cost arena. I think that you can see that our view is that uh maintaining the existing strategy clearly will create more value long term and clearly a strategy that we would pursue. One of the questions that have been brought up is the fact that, uh you know this is a big for us to take on, and I think my point there is this is a company that has merely veered off course, not in a situation where in the past where we've acquired companies that needed a substantial amount of fixing, this is one in which we think we can fix its relationship with its major partner, and be able to rather get the company back on course quickly without a huge amount of restructuring that normally associated with some of the takeovers that we've done in the past.

We believe this is a very attractive opportunity for the ACA shareholders. Uh .9 major shares for each share.
Represented 1130 per share, as of October 30, 2003.
This is the day before that uh before when we announced the deal on Friday. It's an all stock proposal to ACA and its shareholders, which we believe in fact, is a better offer than an offer that includes cash. We mentioned in our letter that we are open to discuss that, but we think that uh when the shareholders have a chance to look at this and see the upside potential, that an all share deal is in fact more attractive. It's tax free to the Atlantic Coast shareholders and the shareholders of each company will own roughly about 50-percent of the combined company.

It's a 25-percent premium over the closing stock price, a 35-percent premium over the average closing price of Atlantic Coast since July 28. When they announce their move towards a change in strategy, the shareholders will receive shares in a fast growing company committed to the regional care business. We're going to talk a little bit about Mesa and what we think our prospects are on our own, and the Atlantic Coast shareholders will share in the upside of the combined company's renewed focus on revenue guarantee relationships. We think this is the single biggest benefit and the lower risk and diversification of partnerships for Atlantic Coast shareholders. For those of you that know Mesa know that we have significant operations with America West out here in Phoenix, and with USAir basically throughout the East coast and Midwest, as well as our new found relationship with--renewed relationship with United Airlines, which is focused in Denver and the West Coast as well. We believe that this is an attractively price transaction for both sets of shareholders. If you walk through the numbers you can see the relative size of each carrier, uh you can see the margin assumptions that we're making for Atlantic Coast. The multiples that we're signing are well within the multiples of the industry. We think that, in fact, there's certainly some upside to these numbers. We think that in our negotiations with United that we feel confident that a deal can be structured that will be attractive for Atlantic Coast, and that again that we think if anything, these numbers have some potential upside to them.

One of the things you may note also in that for those analysts who are on the call, our 2004 revenue estimate at 975 Million. That is up from previous estimates that you may have seen as a result of the additional aircraft that we have signed on with United, as well as the aircraft we believe that we will come to conclusion with, with USAir, which we have previously announced as part of the 700 order with USAir. So those numbers are up a little less than 10 percent over what you've seen before.

Creating the leading regional airline, we really believe we're well positioned for continued growth. This reinforces the company's combined position as a leading Co-Chair partner with United, US Airways, Delta and American West. It forms a number one independent regional care in the United States. 300 aircrafts, serving 1800 daily departures with 250 destinations. Basically full geographic cards of U.S. We have a hard working team or over 8,000 employees that will be in the combined company, and the combination will form a attractive partner committed to our core business model.

If you look at the well positioned for continued growth on the next slide, again if you look at our operating revenue, you look at Atlantic Coast operating revenue, what we think the operating income can be--the mix of turboprops and regional jets as you can see we are highly focused on the regional jets business. You can see our customer list and you can see on a combined basis the numbers get incredibly attractive in terms of the division of partnerships. Where we have less reliant on any one particular partner and gives us all greater diversification.

This next slide I think is very important because these numbers that we've been showing you do not include any benefits from signage's. We are the lowest cost operators of regional jets in the industry. If you look at the differential in our cost structures, you can see that it is significant. In 2002, assuming Atlantic Coast had to make this cost structure, the savings would have been approximately 74 Million dollars, and in the first six months of 2003 that number has grown significantly. The annualized potential signage', assuming that we that we could go to the same cost structure, is 215 Million dollars. We do not think that we're going to do that. We think that there is significant room for some signage's, but we do not want to lead people in the impression that we think we could get Atlantic Coast cost 12.4 cents because we do not think that is possible.

Um if you look at the next page, however, I think you can see that we do feel that there is increased operational efficiency, flexibility and rationalization. We go through a number of areas where this would impact us, in terms of negotiating with our maintenance, our parts suppliers, or maintenance facilities, engines, all the operational issues that we buy in bulk, we feel now even larger purchasing power, we will get significant discounts, but we believe that we can provide a lower cost for our future partners and that, or course, have been the reason why MESA has added so much business and is now the fastest growing regional carrier. We'll talk a little bit more about that, but since we have put the final piece of our puzzle together, which was the singing of our new Pilot agreement which is a four and a half year agreement that we signed just a few months ago, we have not taken orders of up to 135 additional regional jets for delivery over the next few years. We believe that these signage's will lead to enhanced valuable shareholders, and again, these are not in our numbers. But if you just take a look, pretaxed signage of 10 Million has a earning per share impact of 7 cents a share on a combined basis. We think that these kinds of numbers are certainly achievable even at the high end of 40 Million dollars, it's 29 cents a share and that represents less than 20 percent of the total differential in cost between the two carriers. Something that would be our goal and something certainly that while we had not had an opportunity to do a full diligence, just knowing what we do know about Atlantic Coast business and our business we think that those numbers are, in fact, achievable.

A combination is well capitalized for future growth. As you know, right now one of MESA's biggest challenge is something that we have been very frank about has been our ability to finance new aircraft. We are delighted that so far to date we have not missed any deliveries for lack of financing. We continue to come up with creative ways to do that. Combining with Atlantic Coast, we feel very comfortable going forward that all the aircraft that we currently have on order and those that we are contemplating ordering will become financable. Atlantic Coast also has an attractive order position, which we feel would be very attractive to us. There is no doubt that at this point and time the demand for our aircraft across the spectrum or regional jets, the demand right now exceed our ability to supply those aircraft. You can see that what this does it effectively deleverage our balance sheet because we are issuing equity. We haven't spoken to our financing sources and again the fact is that when you look at the amount of aircraft on order next year, and you add that into the numbers, which at this point and time we have never known publicly before, but now feel more confident that we are able to do that, our numbers become extremely attractive in terms of the growth when you add back in the additional aircraft that we have for United as well as the 25 CRJ700s that we are, I fact, in negotiations with USAir for addition 700s that we have a commitment for the factory for at least an additional 6 CRJ700s that we would plan to put into service with USAir, bringing the total to 31, if everything goes as we think it will.

On page 11 we wanted to point out what Mesa's growth has been. We have been growing the company off of a base when we first arrived in 1998, where we had lost a significant chunk of business from United Airlines, I think a lot of people are aware of that. The company retrenched in 1999 and then we've been growing with the hiccup being the what happened in September 11 but again back on track for 2003. And in 2004, you can see that our growth is significant, again, the little tab at the bottom of 2004 is based on the additional USAir and United incremental RJ's, which previously had not been in our numbers. I believe the number is close to $975 million in revenue for 2004.

Our earnings, also, have been consistent. In 1998, again, we lost money. That was the year of transition when we rejoined the company, the new management group. And since 1999, with the exception of 2001 dip, we've had pretty significant earnings growth, which we feel will continue to accelerate into 2004 and 2005. And again, that 2004 growth is totally based on the aircraft that we have commitments for, in terms of the United agreement and what we believe to be the finalization of our USAir agreement, which we currently have a letter of intent for the CRJ700's.

We're committed to future regional jet growth. I think that if you look at our RJ fleet, you can see where we think this can go. Even excluding the USAir CRJ700's, which again, we have a letter of intent but we have not finalized so we wanted to give you both numbers just to give you where we thing the realm of possibility is. You can see that in 2004. We will increase our ASM's by 61% in 2005 by 32% and, if in fact we are able to continue along the path that we think we will, we will see a 74% increase in ASM's in 2004 and a 44% increase in 2005, and again, this will be all that much more enhanced with this transaction, which will of course help us in terms of our financing of additional regional aircraft.

One of the points I'd like to make, which we've talked about is that we feel very strongly about our model and our business model. Earning a 7, 8, 9% margin. Our margins last quarter were 9.3% pre-tax. We think it's an excellent return and we've been accused of thumb of having lower margins in other regional carriers, but I think the whole issue that we have driven for has been sustainability and consistency. And I think, if you look at this next chart, I think it tells you quite a bit about where we think the most attractive business model is.

As you can see, the earnings of both ourselves and Atlantic Coast have been consistent. They haven't been a completely flat line because our partners, from time to time, have hiccups but the bottom line is you can see those lines are pretty much flat, in terms of constant margins. Whereas, you can see the other low cost models are those number are all over the board. Sometimes having good years, sometimes having very bad years, and again, as the significant issue of sustainability, we feel that some of these carriers have begun to develop hub networks, which may work in the long-term. But, I will also point out that in some instances where we've seen some of the higher margins that are being reported, we're looking at situations where you have brand new aircraft that have literally no maintenance. If you pro forma the maintenance in some of these situations, you'll find that the operating margins are close to zero and that is a far cry from the 7, 8, 9% that we will enjoy under our model. The issue of sustainability, of course, again is very important to us because, in fact, we think that that's what is going to be key to our success and long term success with our company.

Also, we'd like to point out, in the low cost business, besides the fact that the margins have been inconsistent and fluctuating. And, in some cases, we think the margins... the sustainability is called into question just due to the fact that maintenance costs are one tenth of mature carriers. Maintenance costs, again, effectively wiping out margins, but there's also a slew of low cost carriers that, in fact, have not survived. I think we all know those names, West Pack, National, Vanguard, Midway. There's a host of them and we think that this is a highly risky strategy that we feel, when the alternative being margins that are acceptable to MESA, we think is a far more attractive alternative.

We'd like to think that we have a proven track record. The current management took control of Mesa in late 1997, after we took a pretty significant vintage in the company stock and the CEO, the old CEO, of course, I'd worked for back in the old days called me and asked me if I'd be interested in coming back to the company full time. I was on the board at the time. I was delighted to have the opportunity to come back but we were faced with a very difficult situation. We had just lost the United contract, which was approximately 50% of our revenues. We had received a contract termination notification from America West where approximately 20% of our sales. At the time, we actually had less than 6 weeks of operating cash on hand, based on the burn rate when we walked in the door.

We feel that we've revitalized the company. In the process, we've delivered consistent profitability. Nineteen out of twenty of our corridors have been profitable on an operating basis. We've increased our revenue diversification via partnerships now with United, which that it felt to me has been probably one of our, for me personally, accomplishments here, being able to regain United confidence after what was an unfortunately somewhat messy divorce back in 1997.

US Airways, our operation has grown. We are now, by far, the largest US Airways express carrier. We were the first to put regional jets into US Airways. We have grown that operation significantly and look to grow that even more significantly next year.

America West, we had received contract termination and we now operate CRJ200's, 700's and 900's, the only operator of CRJ900's in the world and Midwest express.

We have established cross discipline. I think our numbers are well known throughout the industry, in terms of the fact that we are the lowest cost operator regional jet. We do this through just the various hard cost discipline. We are very careful about how we spend our money. We feel that we operate in a smart fashion. We don't cut corners by any stretch. But again, there are ways that you can operate in a mentality that permeates the company that allows us to keep our cost structure in place. I would say that I think one of the biggest ways we've done that is through, literally, constant communication with our employees. As I mentioned earlier, we recently signed a new four and a half year agreement with our pilot, which I thought was revolutionary in that while it gave us among the lowest cost in the industry, it also gave us the opportunity to grow and advance our people more rapidly, which ultimately means more money to them. This is something that I would say only a few carriers have been able to achieve. That connection with it's workforce are contract those out four and a half years and provide this again with very attractive cost structure.

We recently extended our flight attendant contract and we have worked very closely with the rest of our workgroups, which are non-union, to continue to explain to them the importance of having a low cost operation and the impact that has on them. We don't have anyone on furlough at this point and time and, in fact, we have been hiring, literally, hundreds of people each month to handle all of the growth we have. We've also had the opportunity to take on some of the furlough pilots from United Airlines and USAir, which have come to work with us and have provided us with a significant amount of stability and have, in fact, have become excellent and valued employees of the company.

We've restructured our company's fleet. We've added 95 regional jets and eliminated over 125 turbo props since we rejoined the company. We've strengthened the balance sheet 170 million in cash, reduced debt by 125 million. And again, as I mentioned earlier, we've fostered what we believe to be excellent labor and customer relations. We believe that we are of excellent platform and have the experience to integrate Atlantic coast efficiently and effectively.

In summary and next steps, again, we feel that the merger represents a significant opportunity for both MESA and Atlantic Coast shareholders. We think that we are going to return to the model, which has proven it to be very successful over the years, with a significant and consistent profitability and we'll avoid some of the pitfalls that exist in any start up operation and what we believe as being inconsistent and, oftentimes in fact, unsuccessful startup model.

We welcome a dialogue with Atlantic coast management, their board and shareholders and all of their stakeholders to reach a friendly agreement. We think that clearly, this is in the best interest of all shareholders and all other constituents. We have had preliminary conversations in terms of just notification of the major airline partners. We hope and feel confident that we can continue to maintain those relationships. And lastly, and of course certainly, which we would find the least attractive but nonetheless one that we would pursue if Atlantic Coast chooses not to enter into dialogue, we've prepared to pursue this on an unsolicited basis and take our offer directly to the Atlantic coast shareholders.

That pretty much concludes our remarks. I'm certainly open to any questions any of you may have. We'd like to thin that we're on the right track. We think that it's helped, not only MESA, but we feel strongly that on a combined basis, this will significantly enhance MESA's share value. We'd like to have the Atlantic coast shareholder's benefit from that as well, which is why we made an all share offer. We think that in the end, over the long term, we can provide the best results for everyone. With that, I'd like to turn over any questions that anyone may have.

Operator: And the question will be conducted electronically today. To ask your question, simply press the star key followed by the digit 1 on your touch-tone telephone. If you are using a speakerphone, please make sure that your mute function is turned off to allow your signal to reach our equipment. Again, if you do have a question, please press the star key followed by the digit one. Also, if you find that your question has been answered, you may remove yourself by pressing the pound key. And we'll pause for a moment to give everyone an opportunity to think of some questions.

Jonathan:  Are there any questions?

Operator:  And we'll go to Ray Needle with Blaylock.

Ray:  Good morning.

Ray Neidl - Blaylock & Partners - Analyst: Good morning. A couple of general type of questions Jonathan which to me this looks like a deal that was begging to be done and it looks very attractive and a great opportunity for the company, I can see the upside. I am just wondering, it does an extra measure of risk both by the rapid growth for Mesa and more importantly, if United does happen to fail at this point, I don't think it will, but if United does fail you have a lot of more exposure to United and you will have a lot of surplus aircraft and more risk as a result. I was just wondering if you could address that.

Jonathan: Sure, first off, in terms of our growth, Mesa recently added six aircraft onto our certificate last month. That is the largest number we have added in a month. And again, that is the result, and in fact a new pilot agreement which we have which significantly streamlined our training and allowing us to add regional jets more rapidly again creating the higher paying jobs that are attractive to everyone. So we feel confident that we can handle the growth that Mesa has on the plate, as significant as it is. In terms of United's risk, clearly that is probably the single biggest risk in this transaction but I think it is our feeling that United is in fact going to be a survivor, that they will come out stronger through the bankruptcy. We believe in the hub network system and while there have been inroads made, again we question the sustainability of some of those inroads. We do think that ultimately some of the low cost carriers have costs to catch up with them and the pricing model, that has made them very attractive may not be sustainable and I think that Delta, between costs, will narrow significantly over time not in the least which because I think the folks at United from the CEO right down to the line of employees really realize that things need to change and as a result, yes, we are going to make a better United airline but I have worked with United for a long time prior and we feel confident that their structure. I still believe they are the best network in the world and I think that is a bet that at this point and time we are willing to make.

Ray Neidl: Ok. And I have been trying to go through Atlantic Coast poison pill the most I can make out of it, it looks like a pretty tough thing to crack. I was just wondering if your people have looked at that and if the Atlantic coast decides to fight you, what will happen with the poison pill.

Jonathan: I am not a lawyer, we have looked at it though. We do feel confident that there are in fact different strategies that we can pursue that will make sense. I do know that there are some issues and again I would suggest that you talk with an expert on this which I am not. There is the ability to act with written consent and I think that that is one of the options that I know we would be looking at.

Ray Neidl: Ok, great. Would, as part of this deal, would you perceive as Delta remaining a customer of Atlantic coast? In other words, would that be a way of you getting your foot in the door with an additional major carrier?

Jonathan: We've have had conversations with Delta often for years. It is a company that I've always admired and certainly have been envious of their relationship with their regional partners. We have some good friends there. John Savagio (spelling) for example, was the U.S. Air Express carrier coordinator. I in fact tried to recruit him to run Mesa while I was still in Europe. So we feel that we would very much like to maintain the relationship with Delta. Frankly, given the fact that we can probably deliver some benefits to them in terms of lower costs, potentially restructuring their contract to make it more attractive, we don't see any reason why they would not want to continue their with us at this time.

Ray: Ok, and finally, in your letter you imply that you might sweeten the offer if you had to. You mention in a quote earlier, maybe putting some cash in, but wouldn't another way of doing that be to offer (inaudible) ratio of a number of shares given to a lot of stock holders?

Jonathan: That would certainly be one way that we could. I will tell you that what had been our finding is that the more we look at the company, the better we understand it, the more significant we think the synergies are. We also now believe that the value to Mesa in terms of us having the highest level of confidence that we have in our growth plan as a result of a stronger balance sheet continues to add value. So I will tell you that we are going to look very closely as we get into the due diligence which we hope we can begin shortly. We will certainly be looking at all of these things so that we can come up with the value that makes the most sense and value that is in the best interests of both Mesa and the Atlantic coast share holders. We are in fact, again, the more we get into it, the more benefits we see, the more synergy opportunities, and the stronger we become at the end.

Ray: Ok, it would be more attractive though, to do an all stock deal rather than putting cash on the table which would tend to weaken your balance sheet I would imagine.

Jonathan: From a solution stand point, if we add cash and we run some numbers, if we were to put a hundred million dollars of cash it would add about eight cents to the bottom line in terms of the combined basis, but I think that from the stand point of the Atlantic coast share holders, they are better served by gaining Mesa stock just because I think the combined entity going forward has such tremendous momentum in terms of the growth plan that we have in place.

Ray: Ok, the Atlantic coast would be operated as a separate entity so you wouldn't have the problems of integrating fleets and union contracts and employees and so forth. Is that correct?

Jonathan: We have not gotten into that and certainly we are open to suggestions. We have had some discussions around some of the employee leadership here to see which would be the best way. Personally, I think that it is probably easiest to leave things separate which we certainly are planning initially. I also wanted to address the growth labor issue. I think that this is a very labor friendly deal. I think that the pilots in the Atlantic coast in particular have a vested interest in seeing the Atlantic coast survive. I think that all of us have, all of our people, have a vested interest seeing our Partners do well. Certainly this would not be, if the Atlantic coast was to go and begin a separate entity, I don't think that would be in the interest of United or U.S. Air. And I think that when labor looks at the benefits that this has by keeping Atlantic coast, as a feeder operation and strengthening United and not threatening the U.S. Airs of the world. I think that labor will view this as a very labor friendly deal.

Ray: Great.  Thanks Jonathan, good luck.

Jonathan: Thank you very much.

Operator: We will go next to Jim Higgins of CSFB

Jim Higgins - CSFB - Analyst: Hi, thanks very much, a lot of questions to ask. Is there a change of control provision in the Delta contract, do you know those details, in other words is there some risk to Delta for whatever reason?

Jonathan: Yes, there is a change in control provision. My understanding, and again it is preliminary, that any change of control they have the right to cancel the contract but in that I believe they have to take the aircraft.

Jim: (Affirmative sound)

Jonathan: I am speculating at this point. We have not had a chance to do any in depth due diligence.

Jim: Right. It has been my impression that Atlantic coast pilots actually like management's low fair strategy, they think it is more growth for them and everything. Pilots being pilots, isn't there some risk to taking that away from them upsets them?

Jonathan: I certainly think that all pilots like the idea of flying larger aircraft. I think that is attractive and potentially could mean some additional growth. I do think though that the pilots of Atlantic coast are part of a natural organization and again I think that on balance this would be viewed positively from a national level because it continues to strengthen the other mainline carriers and does not put them further at risk.

Jim: Where is United in all of this? Has there been any talks with them about the implications of this?

Jonathan: We are partnered with United Airline. When we announced that we had discussed it with United, United has reaffirmed the fact to us that they would like to come to an agreement with Atlantic coast, they would like to maintain that Atlantic coast has a feed operation and to the extend that we could be involved in that decision it would be helpful.

Jim: Great, thanks very much.

Operator: And we will continue with Jim Parker of Raymond James.

Jim Parker, Raymond James: Hello Jonathan, good morning. It sounds like there is a lot of upside and not much downside for Mesa. I have just a couple of issues here. One on this pilot thing that Jim Higgins talked about, I believe that ACA's pilots recently took a pay cut and their pay would still be above your pilots. You would be asking them to take another cut, is that correct?

Jonathan: No, that is not. In fact I am not sure that they have taken a pay cut. I think that they had a tentative agreement that they were going to reduce their pay if there was a United deal done. I'm not sure if that deal even exists today. Our view is that we have done, been successful at Mesa, through we feel, the communication that we have with our employees. I think that we would do everything that we can with Atlantic Coast. We think that this provides tremendous job security for the employees there. Everyone likes the pizzazz of the new start up and larger jets. I have to tell you, we have done a lot of work on these ourselves, as you know Jim, and we have yet to find markets where you can fly regional jets, point to point, without a code share partnership profitably. We have spoken to both the manufactures they have yet to show us a market where regional jets can be flown, on point to point basis profitably. We have an internal analysis that we've done we can not find it. We asked America West to look for us as a potential outlet for CRJ900's to slow down their deliveries; they have been unable to find it. We think that when the market fully appreciates the difficulty of a low cost regional jet operation, a low fare regional jet operation, that it's a contradiction in terms. We also think that the opportunities to place large jets, with mature maintenance costs, that that is far less than people think right now, and that those opportunities will become less and less when you start bumping up against other hub carriers flying into their hubs. We have already seen, for example, some incursions into the Dulles hub by low cost carriers. They have not been successful. Even with United, wounded as it is, has been able to fend them off, to a large degree, once you go into their hub. I think that Atlantic Coasts' attempt to do that will be met with very stiff resistance, and I think it could be something that hopefully we will be able to communicate to the employees that this is by far in their best interest.

Jim Parker: Right, now if ACAs' employees have not taken a cut, then their pay is going to be considerably above Mesas' pilots pay so you've got half the company that has considerably higher pay. What's the likelihood that your pilots are going to want to move up there to where ACAs' pilots are?

Jonathan: Well, I would imagine, that our pilots like everyone else, would like to get paid more money. But you know, we have the good fortune of having a 4 1/2 year contract and so I guess in 4 years we will have that discussion with them. I don't think at this point in time that our pilots right now, who are upgrading within two or three years to become jet captains, are particularly concerned about rates as they are about opportunity. Because, as we have pointed out to our pilots, if you came to work at Mesa five years ago you have made more money because of your ability to advance then if you had gone to work at any other regional carrier. And I think that as long as we can continue to deliver on that promise of more pay; it was very similar to the Southwest argument, which pays it people less but advances them, faster. As long as we can continue to deliver on that promise, of more pay as a result of advancement, and you know that the pay increase going from 1st officer to captain is at times a 100 percent, and as long as we can do that I don't think that's going be an issue.

Jim Parker:  Yep, ok, thanks.

Moderator:  And we will take our next question from Jamie Baker, JP Morgan.

Jamie Baker, JP Morgan: Hi this is (indiscernible) on behalf of Jamie Baker. Are you assuming that Delta continues to contract for the 328's and if not, don't the 328's become a drag on earnings just the way the 1900's are?

Jonathan: That's a good question. We had a very initial discussion with Delta, just to introduce ourselves, to let them know that what we were, that we had made this offer. It was not in any subsequent discussions whatsoever. I will tell you though, from experience, that the disruption of a operation is not a good thing for anyone. Certainly not for Atlantic Coast, I don't think it would be good for Delta. I will tell you that we have had some very extensive conversations with other partners, who have an extreme interest in acquiring additional regional jets, and we feel highly confident that if Delta was to do something which we think would be not be in their interest but if in fact they were, we feel highly confident we could place those aircraft immediately with another partner.

Moderator:  And we will go next to Glenn Engle with Goldman Sachs

Glenn Engle, Goldman, Sachs & Co.:  Hi, Jonathan

Jonathan:  Hi Glenn

Glenn: Couple questions. I guess, one is it's my understanding that you could put those Daumier Fairchild planes back to Delta and that's the last thing that Delta wants to operate is Daumier Fairchild planes.

Jonathan: I'm not Glenn; I know that there is some contingency put right in contract. I'm just not familiar enough with them to comment authoritatively on it. We have in fact, our backup plan, is that we feel we could rather than put them, hey if another partner wants additional lift and can replace turbo props with jets, even small jets, that's still very attractive for us.

Glenn: You, this makes sense today but it also makes would have made sense a month ago. Why did you go through with it today and not maybe a month ago, in other word `s, what's taken you so long?

Jonathan: We wanted to complete our analysis in terms of the synergies. We also wanted to fully understand what we thought of the low cost jet strategy. I will tell you, and I think it would be, you know, unreasonable to assume anything else. Larry Risely once told me and you know Larry was the ex-CEO of Mesa, who sort of, you know, clearly was the person who I learned the business from, my mentor. He said, "You know Jonathan, there is only one thing worse than a code share partnership and that's not having a code share partnership." And we in this business, clearly, have to deal with the fact that we are the junior partner in these relationships. And psychologically the opportunity to move into your own independent business and buy larger jets is clearly an attractive one. In terms of mental outlook; the fact of the matter is, we did a lot of analysis internally as to whether we believe a low cost strategy would make sense. If you are starting from scratch, maybe. If you had the right aircraft, maybe. But our analysis shows that an 8%, 7%, 8%, 9% potentially 10 % margin consistently outperforms all other operations in terms of in the airline industry. So, it took us time to do that analysis, to feel comfortable, and to feel that this is the right direction for us to continue. As well as, for Atlantic Coast to continue at the same time, you know, we were waiting to see what the outcome would be with United. It was our belief that those negotiations were not making progress, and we felt that the timing was right and that we were, in fact, that we were running out of time. That United had other issues to contend with and that this was an important piece to their coming out of bankruptcy. They mentioned that publicly, and we just felt that time was of the essence and had to move forward quickly.

Glenn: Finally, you talked about synergies but in fixed fee agreements are the synergies you are talking about more revenue opportunities? I wouldn't think that it would help your margins much since you pass your cost savings to the major.

Jonathan: Well you know there is certainly a fair amount of truth in that. But, there are in fact costs that we can control that ensure to our benefit in all of our agreements. And in fact it would be our view, and I think in the preliminary conversations that we have had with our partners, that if we were to, you know, be able to make something happen that we would probably look to, at the minimum, share these cost benefits with our partners. I also think that if you look at the way our deals are structured, clearly, when we operate efficiently there are benefits that clearly accrue to us in these agreements. In other words this is a revenue guarantee agreement. It is not a cost plus agreement. And so we have a guaranteed revenue stream. It is our responsibility to manage those costs if we can do a better job at managing those costs we can, in fact, see better margins.

Glenn: Thank you.

Jonathan: Thank you.

Moderator:  Mr. Engle did you have anything further.

Glenn:  No, I'm done, thank you.

Moderator: Great thank you, and just a reminder if you do have a question please press the star key followed by the digit 1 on your system phone. And we will take our next question from Robert Ashcroft, UBS Warburg.

Robert Ashcroft, UBS Warburg: Jonathan, how are you doing?

Jonathan:  Fine, how are you Robert?

Robert: Fine, I got really I guess one question here. Suppose that Atlantic Coast were to offer Mesa to sublease; on attractive terms 30, 40, 50 regional aircraft to Mesa in return for Mesa dropping it's bid. To me it seems there would be a lot of advantages to Mesa for such a proposal relative to a full blown bid. Is there any reason that you wouldn't take the airplanes instead of the company?

Jonathan: Well it's interesting that you bring that up, in fact, we had contacted Atlantic Coast after they initially announced that they were moving into this low fare low cost strategy; and made exactly that offer and we were told that the aircraft were part and parcel to their business plan, and that they were not interested in leasing the aircraft to us.

Robert:  I understand, but they may change their mind at this point.

Jonathan: They may, and certainly that would not be unattractive to us depending on the lease rates. Depending on facilities. I mean the aircraft are valuable, in a lot of respects.
But, clearly, you know we value our partnerships; we value our partnership very much so although, it's new with United. We worked very hard to get that and I think that in the long run United would be best serviced by us continuing to operate as a feed operation under a long-term revenue agreement at Dulles.

Robert: I understand that. But, what's to prevent you from doing that for United? By taking the aircraft directly from ACA, one might argue that ACA, you have argued and I agree with you, that ACA has too many regional jets to pursue the model of the low cost carrier and some ways it might be an attractive alternative to dispose of some regional jets to you on mutually attractive terms. In such a situation what would stop you from taking advantage of that?

Jonathan: You know, again it was something that we had pursued before. I just can't comment on now because, yes, I would say it goes without saying, that more regional jets are better for us. It is not the strategy we are pursuing at this point and I think that our view now is that we should focus on one strategy which would be the acquisition of the company. Robert: Great, thank you very much Jonathan.

Jonathan:  Thank you.

Operator:  And we will go next to Helen Becker with Benchmark Capital.

Helen Becker - Benchmark Capital - Analyst: Thanks very much operator. Hi, Jonathan.

Jonathan:  Hi!

Helen: I just have a question to ask you. Are you worried about being a larger provider? Like, if you think about Mesa, it's a portfolio manager for aircraft right? And you just put them where they make the most sense. But in another sense, you're a kind of a wet lease provider for aircraft so you take all the aircraft risk and you don't really have the revenue control are you worried about that? Or have you figured out a way to kind of lay some of that off to the larger provider?

Jonathan: Well, I think that you know, clearly, one of the things that's important in these agreements is that these deals be long term. One of the things that we've done, for example, to reduce that risk is we've been shortening up the lease terms on some of the aircraft that we've been taking, the used aircraft. So that we have more flexibility going forward, for example, we put some aircraft into agreement into US Air that are under 3, 4, and 5 year operation leases, just to give us additional flexibility because that is where the risk lies. One of the things that we would look to do with Atlantic Coast would be to be sure to sign a long term agreement; that given their existing lease structures we think would cover the entire period of the aircrafts remaining lease. Which, then I think takes out that risk to the extent that the partner that we are doing business with remains in business and again we are confident that the hub network works. If you look at RASM vs. The Low Cost Carriers the RASMs are still better. We thinks that its' defensible and we think that it's sustainable. So we are still willing to make our bets with the America West's, United's, and Us Air's, and Delta's of the world.

Helen:  Okay.

Jonathan: Even in Phoenix.  You know Phoenix is a great example.

Helen:  Right.

Jonathan: America West is going to be profitable this quarter. If you sit down and do pen to paper, which we have done. We believe that Southwest loses money in Phoenix competing against a hub carrier. Even Southwest, I don't think there is any low cost carrier that can come close to Southwest, quite frankly. In terms of it's long term track record. And if Southwest can't make money competing against America West in Phoenix. I just do not think that any of this new crop of start ups is going to long term compete against a hub network carrier, especially, one that has it's cost in order like United will once it emerges form bankruptcy.

Helen: Okay, and then my other question is that there are other rumors out there about other people being interested in Atlantic Coast Airlines. Do you think that you have offered enough incentive to get them to do a deal with you versus maybe holding out for another offer or soliciting another offer?

Jonathan: Well certainly we think that it's a valuable property. We thought that a 25% premium was in fact an attractive offer. Plus the fact, that you know, in the alternative someone could offer cash I guess, and you know, and just write a check you know, some wealthy individual or maybe what ever.

Helen:  Right.

Jonathan: The fact of the matter is that we are saying to the shareholders; share in what we believe to be is a tremendous upside in 2004 and 2005 as we grow our business not with hopes and promises.

Helen:  Right

Jonathan: Hopes, but with in fact the promise that we have put these aircraft on line. We have contracts to put these aircraft on line and that we can project our revenues with a fair amount of consistency now and see this growth and we think that really what you are doing is getting a benefit by the fact that we offered a 25% premium. You're getting another benefit by the fact that we intend to renew our relationship with our major carriers

Helen:  Right

Jonathan: And I think that it's also an increase in value. I think as a result of that it will make it very compelling for the Atlantic Coast shareholders to support our proposal.

Helen:  Right, Well I think your right, and congratulations.

Jonathan:  Well, thank you very much. Thank you I appreciate that.

Operator:  And we will go next to Drew Fignor (ph), Piedmont (ph).

Drew Fignor - Piedmont - Anlyst: I guess that I'm still trying to understand the cost synergies what you expect to get out of it given the comment that you are supposed to pass the cost savings along. I don't know if you can just give some generality to the numbers.

Jonathan: Well let me give you an example. One of the things that we have discussed with our partners is if we are going to do this transaction. We think that there are some cost benefits that we could derive. The concept that we have offered is to potentially share those benefits. In other words we don't want to come in and do all the work just to pass them through. That is a proposal that seems to have been one that has been attractive to our partners when we've discussed this particular transaction. There are also a number of cost areas were we already have agreement at certain levels. That we feel that we can improve upon which we do not have to share. For example, through better crew scheduling through better efficiency of our training. Those are things where we are paid a flat dollar amount on training. But, if we can train better that ennures to our benefit. Okay, our ability to maintain the aircraft more efficiently, we get paid certain rates for maintenance which we feel represents a full-up operating cost. But if in fact, we can do better than that, we get benefit from that. So yeah some become pass-through, others are things that we will share, and others are areas where we will get the entire benefit.

Fignor: Can you tell me, just on a maybe ballpark percentage basis, how much of it is the others that you don't have to share and how much would be dependent upon whether or not they agree with the sharing and are you sharing 50/50?

Jonathan: We have not had a specific conversation. So I think it would be somewhat speculative for me to say what we will end up sharing and what we won't. But with a 200 million dollar delta I do not think that it would be a reach for us to be looking at some number between 20 and 40 million dollars that we could potentially benefit from moving forward that would go to the combined entity.

Fignor:  Thank you.

Operator: And next we will go to Brian Long with Chesapeake Partners.

Brian Long - Chesapeake Partners - Anslyst: Hi, I was curious if Mesa owns any Atlantic Cost stock?

Jonathan:  Yes we do.

Brian:  And can you tell us how much?

Jonathan:  Less than 5%.

Brian: Thank you.

Operator: And that is all the time we have for questions I will turn the conference back to you for any additional remarks.

Jonathan:  No, Hold on, ma'am, ma'am?

Operator:  Yes sir.

Jonathan: I don't know why, we can take more questions.  Why did she say that?

Operator: And again if you have a question you can press the star one on your telephone now. (Pause) And we will go to Sandra Arnold with Air Transport World.

Sandra Arnold - Air Transport World - media representative:  Hi Jonathan

Jonathan:  Hi Sandra, how are you?

Sandra: Good, I wonder what kind of time frame you are looking at for this deal to cover. Atlantic Coast said that they will continue to pursue their low cost initiative and they are moving forward with plans and within, I would say, that with in the last past month they are close to making announcements on a choice for a new aircraft. How does this complicate what you plan to do while you are proposing this and its moving through the right channels what happens as Atlantic Coast moves closer to fulfilling their ambition of starting a low cost carrier?

Jonathan: Well, clearly, that's really the primary reason that we are moving forward and we moved forward with a public offer like this. You know, we could have chosen a more traditional route of meeting with management and sitting down and talking. Again I know the management there reasonably well and we've always had a good relationship. But the fact is that because these plans were moving forward we felt that it was imperative that we moved quickly because again while I can fully understand the, for lack of a better term, the psychic benefit, of having your own independent operation and operating big equipment and, clearly, when you look at the some of the success that some of these carriers have had recently its very attractive we really did feel that our business model makes the most sense. And the one that we had to move forward with as fast as we could. Because again, with all due respect, that model is the wrong turn for this company when it has the opportunity to earn a 7%, 8%, 9% potentially 10% margin guaranteed by a major carrier.

Sandra: And the other thing you had mentioned that it's not exactly it's not going to be exactly a merger. It sounds like Atlantic Coast will retain a separate identity from Mesa or be formed into one company and will there be separate management team for Mesa I mean Atlantic Coast.

Jonathan: Well again we have just begun to look at this but I have always found that merging operations tends to muddy the waters; certainly from the employer perspective it's easier to keep one seniority list or to keep seniority lists separate, and things of that nature. But as I mentioned to my employee leaders; I spoke with my Alpha/MEC chairman, this is something that we are open to suggestion on. You know, I was reading a couple of pieces talking about how, you know, we are tough guys. We are tough guys and we want to do the right thing but that is the result of the fact that we realize, and I think we now have gotten our employee and employee leaders to also come to and conclude that job security and opportunity often times outweigh the highest wages. So to the extent that the Atlantic Coast people want to share in that with us we are open to suggestion. To the extent that the Atlantic Coast would prefer to keep separate its certainly something that we would be willing to consider as well I think that would be my preferential point of view but you know we would like to work out something out that would make sense for everybody and its something that is just going to have to develop as we go forward.

Sandra:  Thank you Jonathan.

Operator: And we will take our next question from Larry Rosenstrouch, London County Government - government representative

Larry:  Hello?

Jonathan:  Yes.

Larry Rosenstrouch - LondonCounty Government -government representative:
Dulles Airport and Atlantic Coast are our hometown folks

Jonathan:  Uh huh.


Larry: I wondered if you could comment just from on two perspectives one of service to our area how that might change and what you are thinking and two from a workforce and headquarters perspective.

Jonathan: I'm sorry could you speak up a little bit I missed that I'm sorry.

Larry:  Did you hear any of it?

Jonathan: No I'm sorry I just got muffled a little.

Larry:  Is this better?

Jonathan: Yeah that is better.

Larry:  Is this better?

Jonathan:  Yeah that is much better. Thanks!

Larry: I'm sorry okay, I took you off speaker, Dulles Airport and Atlantic Coast are our hometown airport and airline respectively here, we are on the western edge of the Washington district Washington metro area, could you comment on your thinking on service to this area as well as the possible impacts on workforce and headquarters.

Jonathan: Sure, well couple of things. Right now the way that Atlantic Coast operates under a revenue code share agreement with United, whereby, they have relinquished control of the scheduling. That is the way that all of our contracts work. So in terms of what will happen to levels of service that is not only out of Atlantic Coasts, hands but also out of our own hands as we go forward. My personal feeling which of course every hometown and of course every hometown questions its own airline I think United and the people of your county and Washington area, and I can't be more emphatic, are best serviced by having a hub network airline, like United, in Dulles. The level of service that you receive, the number of destinations, the amount of frequency, the international services, that is a far better alternative than becoming effectively a big spoke if United was to not be successful. So that we think that by giving United a strong partner we are doing a lot to enhance United's ability to continue to operate a big hub operation. So we are small piece of that, but I think none the less a critical piece. In terms of headquarter locations we acquired Air Man West in 1992 they had a headquarters in Wichita Kansas, and they still have a headquarters in Wichita Kansas. So I don't think that just the fact that we acquire someone, that we shut down headquarters and move everybody. We like the idea of having local management, in fact, one of the things that we have discussed internally here is Mesa has grown its operation on the East Coast to the extent that it has some additional management capabilities and oversight on the east coast has a lot of benefits to Mesa as well just for our existing operation.

Larry:  Thank you very much.

Jonathan:  Sure.

Operation: And we will go next to Rob Lawson, he is a shareholder. And hearing no response we will go to Matt Weaver a private investor.

Matt Weaver - private investor:  Hi Jonathan.

Jonathan:  Hi

Matt: One of the things that you kept saying is that your pilot group is satisfied with lower wages because of job opportunity; specifically making it to captain, and job security. I'm wondering after all of this growth has materialized, and it sounds like you've got a significant amount with all the jet deliveries on order, what happens when you absorb all those captains and now it more of a stagnate pilot group and especially with another seniority list at ACA. Could you comment on this too?

Jonathan: Yeah. No I think that is an excellent question. One of the things that we have been working very hard to do has been to continue to add growth in 2005, 2006, and 2007. Which I think that we are prepared to do and we have been working very closely with our partners to do that because, clearly, we want our people to be the best compensated in the industry. And we can do that by continuing to advance them. You see that stagnation occurs when you don't have growth, and you don't have growth when you don't have low cost. I will give you a perfect example as TWA, when you have pilots there who sat in the, you know, the third seat of 727 for as long as 20 years because the company could not grow. At the point in time in which we stop growing we will have to revisit how we have structured our agreements with our pilots. But since we have been here, we have added on average, at least 20 jets a year and we continue to add those jets at an even more rapid pace. And I think we can see that growth continuing through 2005, and 2006 and hopefully, to the point where just like America West, over the long term grow at a consistent rate. Now we have a big year next year and I'm not saying that we can continue at that pace. But if we can grow our company 15 to 20 percent a year, going forward we feel that we can continue to, hopefully. satisfy the aspirations of our pilots, and our mechanics, our flight attendants and at the same time provide them with wage levels. While base rates are not as high as some of their peers they will look and say "Gee, I've been at Mesa for 5 years, I've been a regional jet captain for two, and their buddy who was in flight training school with them is 5 years at another regional carrier which is the case of most and is still a first officer potentially in a turbo prop." And that is what we hope to do. So far we have been successful and again we just have to do what we can to project our growth out to 2006 and 2007 in order to continue to do that

Matt: Now did you say that 20 percent is a pretty aggressive that is something that you think you can sustain until 2007, even though, next year is your biggest year.

Jonathan: I think that when we look at 2005 we have, I think according to the numbers growth in 2005 of almost 36 percent. I'm not going to, even for a second, say that we can continue to sustain a growth rate of 35 to 55 percent rate. But I think that most airlines would be happy if they could grow in the 15 to 20 percent rate. I think they would be pretty happy long term. We are now again working on those longer term agreements in 2006 and 2007 and frankly, I think that once the situation at the majors clarifies itself we will be in the position to do that again. We have had some very serous discussion with our partners regarding that growth and I think we are close to being able to nail some of that down in the not to distant future.

Matt: Okay, so your view is that once the dust settles that there will be more opportunity for growth instead of saturating the market with regional seats.

Jonathan:  That's correct.

Matt: Okay, on a different note if I may, your agreement with Frontier; has that ceased?

Jonathan: That agreement will terminate in January. You know it was an unfortunate fall out, frankly of our United agreement. Certainly we would have liked to continue operating with Frontier. We liked the fellows up there quite a bit. They are good people and they have done an excellent job. They face all the same challenges that we face every day, in fact, as a smaller carrier we had a lot in common with them in a lot of respects. We just felt the opportunity with United was so big, when it came time to chose, we went with what we felt had the biggest up side for us. So in January, we will transition out of the Frontier agreement and those aircraft are scheduled to go into service with United Airlines.

Matt: So it was something that you have to choose one or the other? You can't have both in the same hub.

Jonathan:  Pretty much.

Matt:  Okay thank you.

Jonathan: There are some nuances to that; but that's pretty much what it boils down to.

Operator:  We will take our next question from Mary Schlogenstein - Bloomberg
News.

Mary Schlogenstein - Bloomberg News - media representative: Hello Mr. Ornstein, I wanted to know on your statement that you would go directly the ACA shareholders how long are you willing to wait for a response from their board and have you had any feedback or contact with their shareholders yet and what's your level of optimism that you could succeed going that route.

Jonathan: Okay, Good questions there first off we have not had any contact other than my initial contact with Kerry that the offer was going to be made. We are anxiously awaiting there response I sure hope that it's constructive. I'm not sure what the timing would be but given the points that are being made, which I think are good ones, time marches on, everyone's plans move forward. I think we have to move quickly. In terms of us contacting shareholders, as you can imagine, we have been rather inundated with phone calls from some of the larger shareholders. Given the tone of some of them it has increased our level of optimism that this transaction can go forward successfully. So we feel now, I'm not going to the point to say highly confident, but I think that we feel more confident than we did prior to launching the offer that there is a reasonable chance of success here and certainly one that we are going to pursue given the input that we have had from some of the larger shareholders.

Mary:  Thank you.

Operator:  And will go next to Arindam Nag with Reuters.

Arindam Nag - Reuters - Media Representative: Hi, A quick question do you have any plans to invite your counterparts to join the management? And my second question is, once the deal gets done how long will you take to integrate both operations?

Jonathan: I think as I mentioned that Mesa, if anything, is management weak right now in terms of numbers. We have great people but the amount of growth that we have and the potential opportunity to add Atlantic Coast I don't that think we are going to be long on management. And I don't see why the folks at Atlantic Coast would have any concern we aren't going to need them as much as we need the people we have here. They have a very good operation. I mean I don't think anyone doubts the success of Atlantic Coast or its ability to operate as regional seed operation with United Airlines, in that respect I don't think there should be any concerns. In terms of integrating, again while we are open to suggestion we have had some preliminary discussions with our employee leaders as well as some of the folks that will work on this in our planning department. I think initially at least my thought, and again this is just a very quick overview in terms of operations, would be to keep the operations separate. And just continue to run Mesa as one airline and Atlantic Coast as another but, you know, continue to operate them with the same basic business model.

Arindam: Which means that you wouldn't mind if Mr. Skeen wants to run the operations as part of their group.

Jonathan: Uh, no.  I think that would be very attractive to us.

Arindam:  Okay, thank you.

Operator: And there are no other questions I will turn the conference back to you for any additional remarks.

Jonathan: Again ladies and gentlemen I wanted to thank you very much for taking time out of what I know is a very busy day. I appreciate your interest in our company and our proposal. We would like to think that this is in everyone's best interest. We are open to suggestions from Atlantic Coast and we by no means are not are willing to look at various structures and strategies. We do feel that this is a transaction that makes a lot of sense, from the standpoint of the shareholders, we think it makes sense for our partners; and the strength of our partners we think has tremendous up side for our respective companies and its employees. One that we will, in fact, that we need your support in order to complete. We think that this is something that is going to make a lot of sense and could set a trend in the industry and one that we would like to be at the forefront of. So again, I would like to thank you all very much. We appreciate your time and as always if you have any additional questions, or would like to speak with us offline, you can contact myself or Peter Murnane here at Mesa who would be happy to answer any additional questions that you may have. Have a nice day and thank you very much.

Operator: And that does conclude today's conference call on behalf of the Mesa Air group. Thank you for your participation and have a wonderful day.

Safe Harbor Statement

This transcript contains various forward-looking statements that are based on management's beliefs, as well as assumptions made by and information currently available to management. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected. The company does not intend to update these forward-looking statements prior to its next required filing with the Securities and Exchange Commission.

Additional Information and Where to Find it

More detailed information pertaining to the proposal by Mesa will be set forth in appropriate filings to be made with the SEC. Investors and security holders are urged to carefully read the relevant documents regarding the proposed transactions that will be filed with the SEC because they will contain important information. You will be able to obtain the documents when they become available free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by Mesa free of charge by requesting them in writing from Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, Attention: Office of the Corporate Secretary (602-685-4000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in Solicitation

Mesa and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Mesa. A detailed list of the names of Mesa's directors and officers is contained in Mesa's proxy statement for its 2003 annual meeting, which may be obtained without charge at the SEC's Internet site (HTTP://WWW.SEC.GOV).

As of the date of this communication, none of the foregoing participants, individually beneficially owns in excess of 5% of Atlantic Coast Airlines Holdings, Inc. ("ACA") common stock. Except as disclosed above and in Mesa's proxy statement for its 2003 annual meeting and other documents filed with the SEC, to the knowledge of Mesa, none of the directors or executive officers of Mesa has any material interest, direct or indirect, by security holdings or otherwise, in Mesa or ACA.